November 17, 2005	Reliant Pharmaceuticals, Inc. 110 Allen Road Liberty Corner, NJ 07938 Tel: (908) 580-1200 Fax: (908) 542-9405 www.ReliantRx.com

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Zafar Hasan

Re:	Reliant Pharmaceuticals, Inc.

Request to Withdraw Registration Statement on Form S-1

(File No. 333-125127)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Reliant Pharmaceuticals, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-125127) on Form S-1 filed with the Commission on May 20, 2005 and amended on June 6, 2005 and August 5, 2005 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”). The Company has determined not to move forward with its proposed initial public offering at this time due to unfavorable market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

Since the Registration Statement was not declared effective by the Commission, no offers or sales of the Company’s Common Stock were made pursuant to the Registration Statement. The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act. The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Cathy A. Birkeland of Latham & Watkins LLP at (312) 876-7700.

Sincerely,

RELIANT PHARMACEUTICALS, INC.

By:	/s/ Robert R. Ferguson
Name:	Robert R. Ferguson III
Title:	Chief Financial Officer